 Exhibit 99.1

Galmed Pharmaceuticals Raised Gross Proceeds of $11.6 Million Under ATM Programs During December 2017

TEL AVIV, Israel, January 2, 2018 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of nonalcoholic steatohepatitis, or NASH, and other liver diseases, today announced it raised approximately $11.6 million in gross proceeds during December 2017 under the Company’s at-the-market (“ATM”) programs. The Company issued 1,368,667 ordinary shares under its former and existing ATM programs during December 2017 at an average sale price of $8.45 per share. This amount includes gross proceeds of approximately $6.0 million under the Company’s existing ATM program that wasestablished on December 22, 2017. Based on preliminary unaudited financial information, as of December 31, 2017, Galmed has cash and cash equivalents and marketable securities of approximately $19.0 million.

This news release does not and shall not constitute an offer to sell or a solicitation of an offer to buy any of these securities, nor shall there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The ordinary shares are being sold pursuant to a Registration Statement on Form F-3 declared effective by the Securities and Exchange Commission on July 1, 2015. Copies of the final prospectus supplement and the accompanying prospectus relating to ordinary shares sold under the Company’s current ATM program may be obtained by contacting Stifel, Nicolaus & Company, Incorporated, One Montgomery Street, Suite 3700, San Francisco, CA 94104, telephone: (415) 364-2720.

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development of Aramchol™, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of Aramchol™ in 248 subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. Galmed also sponsors the ARRIVE Study, a proof-of-concept Phase IIa clinical trial designed to evaluate the safety and efficacy of Aramchol™ in 50 patients with HIV-associated NAFLD and lipodystrophy. The ARRIVE Study is an investigator-initiated trial, conducted at the University of California San Diego by Professor Rohit Loomba. More information about the ARREST Study and the ARRIVE Study may be found on ClinicalTrials.gov identifiers: NCT02279524 and NCT02684591, respectively.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed’s ongoing Phase IIa ARRIVE Study, Phase IIb ARREST Study, and planned Phase III trials for Aramchol™, or whether Phase III trials will be conducted at all; completion and receiving favorable results of these Phase IIa ARRIVE Study, Phase IIb ARREST Study and Phase III trials for Aramchol™; regulatory action with respect to Aramchol™ by the FDA or the EMA; the commercial launch and future sales of Aramchol™ or any other future products or product candidates; Galmed’s ability to comply with all applicable post-market regulatory requirements for Aramchol™ in the countries in which it seeks to market the product; Galmed’s ability to achieve favorable pricing for Aramchol™; Galmed’s expectations regarding the commercial market for NASH in patients who are overweight or obese and have pre diabetes or type II diabetes mellitus; third-party payor reimbursement for Aramchol™; Galmed’s estimates regarding anticipated capital requirements and Galmed’s needs for additional financing; market adoption of Aramchol™ by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol™; the development and approval of the use of Aramchol™ for additional indications or in combination therapy; and Galmed’s expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the SEC on March 23, 2017, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Bob Yedid

LifeSci Advisors, LLC

646-597-6979

Bob@LifeSciAdvisors.com

Guy Nehemya,

VP Operations

Galmed Pharmaceuticals Ltd.

guy@galmedpharma.com